SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13E-4
                  Issuer Tender Offer Statement
 (Pursuant to Section 13(e)(1) of the Securities Exchange Act of
                              1934)

                         Final Amendment

                     Panther Partners, L.P.
                        (Name of Issuer)

                     Panther Partners, L.P.
              (Name of Person(s) Filing Statement)

                      Partnership Interests
                 (Title of Class of Securities)

                     Mr. H. Winston Holt, IV
                Panther Management Company, L.P.
                         101 Park Avenue
                    New York, New York 10178
                         (212) 984-2567

                         With a copy to:

                        Stephen R. Nelson
                      Schulte Roth & Zabel
                        900 Third Avenue
                    New York, New York 10022
                         (212) 756-2470
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications
          on Behalf of the Person(s) Filing Statement)

                         January 3, 1996
               (Date Tender Offer First Published,
               Sent or Given to Security Holders)

                    Calculation of Filing Fee

 Transaction Valuation: $175,000,000    Amount of Filing Fee: $35,000

(a) Calculated as the aggregate maximum purchase price for limited partnership interests.
(b)  Calculated as 1/50th of 1% of the Transaction Valuation.

     [XXX] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $35,000
Form or Registration No.:  Schedule 13E-4
Filing Party:  Panther Partners, L.P.
Date of Filing:  January 3, 1996

                        Page 1 of 3 Pages

          This Final Amendment relates to the Issuer Tender Offer

Statement on Schedule 13E-4 originally filed on January 3, 1996,

as amended in Amendment No. 1, filed on January 4, 1996, and

Amendment No. 2, filed on January 18, 1996(so amended, the

"Schedule 13E-4"), by Panther Partners, L.P., a Delaware limited partnership (the "Fund"), in connection with an offer to

purchase, for cash, up to $175,000,000 of partnership interests in the Fund or portions thereof, upon the terms and subject to the conditions set forth in the Offer to Purchase, a copy of which was attached as Exhibit A to the Schedule 13E-4, and in the related Letter of Transmittal, a copy of which was attached as

Exhibit B to the Schedule 13E-4.  This Final Amendment is being filed in connection with the expiration of the Offer to Purchase.

          The following information is furnished pursuant to Rule

13e-4(c)(3) under the Securities Exchange Act of 1934, as

amended, and General Instruction D to Schedule 13E-4:

          1.   The Offer to Purchase expired at 12:00 Midnight,

New York City time, on January 31, 1996.

          2.   At the time the Offer to Purchase expired,

$28,553,482 of partnership interests were validly tendered to,

and accepted by, the Fund.

                            SIGNATURE



          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              PANTHER PARTNERS, L.P.


                           By:  Panther Management Company, L.P.
                                Corporate General Partner


                           By:  Panther Management Corporation
                                Sole General Partner

                                By: /s/ Robert E. Fink
                                    Name:  Robert E. Fink
February 2, 1996                    Title: Managing Director